

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2022

Jonathan Intrater
Chief Executive Officer
Mana Capital Acquisition Corp.
8 The Green, Suite 12490
Dover, DE 19901

      Re: Mana Capital Acquisition Corp.
              Registration Statement on Form S-4
              Exhibit No. 10.11
              Filed May 31, 2022
              File No. 333-265308

Dear Mr. Intrater:

      We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

      Sincerely,

      Division of Corporation Finance